Exhibit 99.1(a)(16)

This statement is neither an offer to purchase nor a solicitation of an offer to sell any securities.

REJECT

CEMEX’S Offer...

your Rinker Shares are worth a lot more

NOTICE OF
RINKER GROUP LIMITED
STATEMENT
regarding the tender offer by
CEMEX AUSTRALIA PTY LTD
for
All outstanding Ordinary Shares
at US$13 per Ordinary Share
and	The US subsidiary companies
All outstanding American Depositary Shares	of Rinker Group Limited
at US$65 per American Depositary Share
of
RINKER GROUP LIMITED

CEMEX Australia Pty Ltd., a corporation incorporated under the laws of Australia (the “Bidder”) and a wholly owned subsidiary of CEMEX, S.A.B. de. C.V. (“Cemex”), has commenced an unsolicited offer (the “Offer”) to purchase all of the ordinary shares (“Rinker Shares”) of Rinker Group Limited (“Rinker” or the “Company”), including Rinker’s American Depositary Shares which each represent the right to receive five Rinker Shares (“Rinker ADSs”).  On November 14, 2006, Cemex filed the Offer documents with the U.S. Securities and Exchange Commission (the “SEC”) relating to the Offer.

Rinker’s board of directors (the “Board”) has carefully reviewed and considered the terms and conditions of the Offer and has consulted with Rinker’s management and Rinker’s financial and legal advisors regarding the Offer.

The Board unanimously recommends that the holders of Rinker Shares DO NOT ACCEPT the Offer and DO NOT TENDER any of their Rinker Shares into the Offer or take any other action at this stage in relation to the Offer or any document received from Cemex.  To REJECT the Offer, simply do nothing and ignore all documents sent to you by Cemex.

Do not surrender your stake in a Company that is generating excellent returns now and has excellent prospects.  Rejecting Cemex’s Offer will enable Rinker to continue as a strongly performing independent entity with a proven management team.

Rinker has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on November 28, 2006, which includes a Target’s Statement sent to holders of Rinker Shares.  In the Target’s Statement, the Board has provided further and more detailed advice to holders of Rinker Shares regarding the Offer.  In addition, Rinker’s Target’s Statement includes the report of an independent expert regarding the fairness and reasonableness of the Offer, which is the type of report customarily obtained in accordance with Australian legal considerations and practice. The independent expert has determined that the Offer is neither fair nor reasonable.

Rinker urges shareholders of ordinary shares and ADSs of Rinker to read carefully the Schedule 14D-9 and the Target’s Statement.  Copies of Rinker’s Solicitation/Recommendation Statement on Schedule 14D-9 (including the Target’s Statement and the other exhibits thereto) are, and other public filings made from time to time by Rinker with the SEC which are related to Cemex’s Offer will be, available without charge at the SEC’s website at www.sec.gov or at Rinker’s website at www.rinker.com.